VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«05» мая 2006
№ 1101/3411

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Message about material fact

«Information about share issue»

«Message about decision on share issue taken by the issuer's authorized body»

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

dlw 6/21

Message about material fact
«Information about share issue»
«Message about decision on share issue taken by the issuer's authorized body»

1. Общие сведения	
1.1. Full corporate name of the issuer (for non-commercial institution – name)	Joint stock company Bank «Vozrozhdenie»
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	Russian Federation, Luchnikov per. 7/4 –1, Moscow GSP-9, 101999.
1.4 State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer	5000001042
1.6. Unique code of the issuer, assigned by the registration body	1439
1.7. Internet site used by the Issuer for publishing messages	http://www.vbank.ru/en/investors/material-facts
1.8. Name of periodical edition used by the issuer for publishing information	Newspaper «Daily News. Moscow Oblast»

1.9. Code (codes) of material fact (facts)	0500143917042006; 1100143917042006

2. Content of the Message
2.1. The issuer's governing body, which took decision on approval of the share additional issue: Supervisory Council of Joint stock company Bank «Vozrozhdenie»
2.2. Date and location of the meeting hold by the issuer's governing body, where the decision on approval of the share additional issue was taken: April 12th 2006, Moscow-city.
2.3. Date and number of the minutes of the above meeting, where the decision on approval of the share additional issue was taken: #5, April 17th 2006.
2.4. Quorum and results of voting on the issue of taking decision on share placement: Total number of members of Supervisory Council of Bank «Vozrozhdenie» (OAO) – 12 persons. The number of the above members presented at the meeting of Supervisory Council of Bank «Vozrozhdenie» (OAO) – 12 persons. Results of voting: «Affirmative» - Yu.M,Marinichev, D.L.Orlov, B.F.Borin, C.A.Vybornov, A.I.Goev, L.A.Goncharova, N.Ya.Demin, A.V.Dolgopolov, N.S.Zatsepin, V.M.Kabanova, O.L.Margania, R.M.Usmanov; «Negative» - 0; «Abstain» - 0.
2.5. Category (type), series and other identification characteristics of the placed securities: ordinary non-documentary registered shares.
2.6. The number of placed shares and nominal value of each placed share (if availability of nominal value is stipulated by the legislation of RF): The number of placed shares: 2,000,000 (Two mullion) items. Nominal value of one share: RUR 10 (Ten).
2.7. Method of placing shares. In case of placing securities through open subscription with invitation (addressed to uncertain customers) to make offers (offering) with regard to purchasing the placed shares – the term (procedure of defining the term), during which the offers (offering) to purchase the placed shares can be made. Method of placing – open subscription. Offer of the ordinary registered non-documentary shares of Joint stock company Bank «Vozrozhdenie» in the process of open subscription will be exercised by forwarding to uncertain customers of the invitation (further «Invitation») to make offers (offering) with regard to purchasing the placed securities. The message about forwarding the Invitation will be published by Joint stock company Bank «Vozrozhdenie» in the form of a message about material fact, containing data about state registration of the additional issue within the period following from the date of receiving by Joint stock company Bank «Vozrozhdenie» of the written notice from Bank of Russia about state registration of the additional share issue: • in the news of authorized information agencies («Interfax», «AK&M») – within 1 (one) day; • in the website of Bank «Vozrozhdenie» (OAO): http://www.vbank.ru/en/investors/material-facts) - within 3 (three) days; • in the newspaper «Daily News. Moscow Oblast» - within 5 (five) days.

Offer (offering) to purchase the placed shares is filed by a person making the offer according to the procedure, stated in the message about forwarding the Invitation, from the date following the date of disclosing information about the price of placing additional shares.
2.8. Price of placing shares or procedure of its defining. The price of placing ordinary non-documentary registered shares, including the price of placing additional shares to the persons with the pre-emptive right to purchase the placed shares, is defined by Supervisory Council of Bank «Vozrozhdenie» (OAO) on the date following the closing date (deadline) of the pre-emptive right. Information about price of placing will be published in the news of the authorized information agencies and in the website of Bank «Vozrozhdenie» (OAO) used for publishing information (http://www.vbank.ru/en/investors/material-facts).
2.9. Term (opening and closing dates) of placing shares and order of its definition. Procedure of defining the opening date of placing: • for persons, included in the shortlist of persons having pre-emptive right to purchase additional shares – from the date of advising shareholders of their pre-emptive right to purchase additional shares, but not before state registration of the share issue («Opening date of placement among individuals having pre-emptive rights»); • for persons, purchasing shares under open subscription – on the following day after publishing information about the results of exercising the pre-emptive right («Opening date of placement among participants of open subscription»). Herewith, the placement should not start before two weeks from the date of disclosing information about state registration of the additional share issue, which must be disclosed in compliance with the Federal Law of the Russian Federation «About Stock Market» and other by-laws. Procedure of defining the closing date (deadline) of placement: Closing date of share placement among individuals having pre-emptive rights: – the 20th (twentieth) calendar day from the date of forwarding the notice to individuals, included in the shortlist of persons having pre-emptive right to purchase shares of additional issue. The closing date of share placement among individuals purchasing shares under open subscription («Closing date of placement among participants of open subscription») shall be the earliest of the following dates: – date of placing the last share of this additional issue; or – the 30th (thirtieth) business day from the Opening date of placement among participants of open subscription»). Herewith, the closing date of placing shares of this additional issue should not be later than one year from the date of state registration of this additional share issue.
2.10. Other terms and conditions of share placement, specified by the decision on share placement. Other terms and conditions of placement are not stipulated.
2.11. If registration of the prospectus is made at the issuer's discretion – the fact of the issuer's undertaking commitment to disclose information after each step of procedure of share issue. State registration of the issue is supported by registration of the prospectus. Bank «Vozrozhdenie» (OAO) discloses information at each step of the share issue procedure in the order established by Regulation «About disclosing information by share issuers», approved by the Order ФСФР # 05-5/пз-н as of 16.03.2005 and other by-laws of the Russian Federation.

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. April 17th 2006	*Stamp*	